Condensed Consolidated Interim Financial Statements

Points International Ltd.
March 31, 2016

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Points International Ltd.
Condensed Consolidated Interim Statements of Financial Position

Expressed in thousands of United States dollars
(Unaudited)

As at		March 31,	December 31,
		2016	2015
	Note
ASSETS
Current assets
Cash and cash equivalents		$45,703	$51,364
Restricted cash		1,000	1,000
Funds receivable from payment processors		6,109	6,588
Accounts receivable		2,991	2,988
Prepaid expenses and other assets	10	2,635	1,256
Total current assets		$58,438	$63,196

Non-current assets
Property and equipment		1,346	1,466
Intangible assets		18,604	18,616
Goodwill		7,130	7,130
Deferred tax assets		1,741	1,755
Long-term investment	10	5,000	5,000
Other assets		2,735	2,765
Total non-current assets		$36,556	$36,732
Total assets		$94,994	$99,928

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$4,318	$5,808
Payable to loyalty program partners		44,514	49,526
Current portion of other liabilities	10	876	1,852
Total current liabilities		$49,708	$57,186

Non-current liabilities
Deferred tax liabilities		724	425
Other liabilities		247	122
Total non-current liabilities		$971	$547

Total liabilities		$50,679	$57,733

SHAREHOLDERS’ EQUITY
Share capital		59,457	59,293
Contributed surplus		10,093	9,859
Accumulated other comprehensive income (loss)		205	(624)
Accumulated deficit		(25,440)	(26,333)
Total shareholders’ equity		$44,315	$42,195
Total liabilities and shareholders’ equity		$94,994	$99,928
Guarantees and Commitments	7

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Points International Ltd.
Condensed Consolidated Interim Statements of Comprehensive Income

Expressed in thousands of United States dollars, except per share amounts
(Unaudited)

For the three months ended March 31,		2016	2015
	Note
REVENUE
Principal		$70,741	$62,625
Other partner revenue		2,773	4,476
Interest		46	16
Total Revenue	9	$73,560	$67,117

EXPENSES
Direct cost of principal revenue		63,365	55,816
Employment costs		5,903	5,924
Marketing and communications		326	275
Technology services		374	270
Depreciation and amortization		930	877
Foreign exchange loss		80	136
Operating expenses		1,293	1,253
Total Expenses		$72,271	$64,551

OPERATING INCOME BEFORE INCOME TAXES		$1,289	$2,566

Income tax expense		396	851
NET INCOME		$893	$1,715

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will subsequently be reclassified to profit or loss:
Unrealized gain (loss) on foreign exchange derivatives designated as cash flow hedges		820	(762)
Income tax effect		(217)	202

Reclassification to net income of loss on foreign exchange derivatives designated as cash flow hedges		308	332
Income tax effect		(82)	(88)
Other comprehensive income (loss) for the period, net of income tax		$829	$(316)

TOTAL COMPREHENSIVE INCOME		$1,722	$1,399

EARNINGS PER SHARE
Basic earnings per share	5	$0.06	$0.11
Diluted earnings per share	5	$0.06	$0.11

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Points International Ltd.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

Expressed in thousands of United States dollars except number of shares
(Unaudited)

				Attributable to equity holders of the Company
					Accumulated other		Total
				Contributed	comprehensive	Accumulated	shareholders’
		Share Capital		Surplus	income (loss)	deficit	equity
	Note	Number of Shares	Amount

Balance at December 31, 2015		15,306,402	$59,293	$9,859	$(624)	$(26,333)	$42,195
Net lncome		-	-	-	-	893	893
Other comprehensive income, net of tax		-	-	-	829	-	829
Total comprehensive income		-	-	-	829	893	1,722
Effect of share option compensation plan	6	-	-	204	-	-	204
Effect of RSU compensation plan	6	-	-	464	-	-	464
Share issuances – RSUs		-	296	(296)	-	-	-
Shares repurchased	4	(33,800)	(132)	(138)	-	-	(270)
Balance at March 31, 2016		15,272,602	$59,457	$10,093	$205	$(25,440)	$44,315

Balance at December 31, 2014		15,649,085	$61,084	$11,985	$(354)	$(31,498)	$41,217
Net lncome		-	-	-	-	1,715	1,715
Other comprehensive loss, net of tax		-	-	-	(316)	-	(316)
Total comprehensive income		-	-	-	(316)	1,715	1,399
Effect of share option compensation plan	6	-	-	228	-	-	228
Effect of RSU and PSU compensation plan	6	-	-	273	-	-	273
Share issuances – share options		86,507	514	(283)	-	-	231
Share issuances – RSUs		-	190	(190)			-
Shares repurchased	4	(89,297)	(351)	(517)	-	-	(868)
Balance at March 31, 2015		15,646,295	$61,437	$11,496	$(670)	$(29,783)	$42,480

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Points International Ltd.
Condensed Consolidated Interim Statements of Cash Flows

Expressed in thousands of United States dollars
(Unaudited)

For the three months ended March 31,		2016	2015

	Note
Cash flows from operating activities
Net income for the period		$893	$1,715
Adjustments for:
Depreciation of property and equipment		236	269
Amortization of intangible assets		694	608
Unrealized foreign exchange loss (gain)		224	(996)
Equity-settled share-based payment transactions	6	668	501
Deferred income tax expense		13	817
Unrealized net gain (loss) on derivative contracts designated as cash flow hedges		1,128	(430)
Changes in non-cash balances related to operations	8	(8,226)	7,951
Net cash provided by (used in) operating activities		$(4,370)	$10,435

Cash flows from investing activities
Acquisition of property and equipment		(116)	(116)
Additions to intangible assets		(682)	(464)
Changes in restricted cash		-	(750)
Net cash used in investing activities		$(798)	$(1,330)

Cash flows from financing activities
Proceeds from exercise of share options		-	231
Shares repurchased	4	(270)	(1,099)
Net cash used in financing activities		$(270)	$(868)

Net increase (decrease) in cash and cash equivalents		$(5,438)	$8,237
Cash and cash equivalents at beginning of the period		$51,364	$36,868
Effect of exchange rate fluctuations on cash held		(223)	1,023
Cash and cash equivalents at end of the period		$45,703	$46,128

Interest Received		$37	$16

Taxes Paid		$(266)	$(176)

Amounts received for interest were reflected as operating cash flows in the condensed consolidated interim statements of cash flows.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

1. REPORTING ENTITY

Points International Ltd. (the “Corporation”) is a company domiciled in Canada. The address of the Corporation’s registered office is 171 John Street, 5th Floor, Toronto, Ontario, Canada, M5T 1X3. The condensed consolidated interim financial statements of the Corporation as at and for the three months ended March 31, 2016 comprise the Corporation and its wholly-owned subsidiaries, Points International (US) Ltd., Points International (UK) Ltd., Points.com Inc., and Points Development (US) Ltd. The Corporation’s shares are publicly traded on the Toronto Stock Exchange (“TSX”) as PTS and on the NASDAQ Capital Market (“NASDAQ”) as PCOM.

The Corporation operates in one segment, providing web-based solutions to the loyalty program industry. The range of ecommerce services include the retailing and wholesaling of loyalty program currencies, a range of additional ecommerce products that enhance either the loyalty program’s consumer offerings or its back-end operations, and management of an online consumer-focused loyalty points management web-portal. The Corporation’s operations can be influenced by seasonality. Historically, revenues are highest in the fourth quarter in each year as redemption volumes and promotional activity typically peak at this time, however this is dependent on changes in the Corporation’s partnership base and effectiveness of promotional activity.

The consolidated financial statements of the Corporation as at and for the year ended December 31, 2015 are available at www.sedar.com or www.sec.gov.

2. BASIS OF PREPARATION

The condensed consolidated interim financial statements for the three months ended March 31, 2016 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

The notes presented in these first quarter 2016 condensed consolidated interim financial statements include only significant changes and transactions occurring since December 31, 2015, and are not fully inclusive of all disclosures required by International Financial Reporting Standards (“IFRS”) for annual financial statements. These condensed consolidated interim financial statements should be read in conjunction with the Corporation’s annual consolidated financial statements for the year ended December 31, 2015. All amounts are expressed in thousands of United States dollars, except per share amounts, or as otherwise indicated.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on May 4, 2016.

3. SIGNIFICANT ACCOUNTING POLICIES

The condensed consolidated interim financial statements follow the same accounting policies and methods of application as those disclosed in the Corporation’s annual audited consolidated financial statements for the year ended December 31, 2015.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

New standards and interpretations not yet adopted

The IASB has issued new standards and amendments to existing standards. These changes have not yet been adopted by the Corporation and could have an impact on future periods.

•	IFRS 15, Revenue from Contracts with Customers (effective January 1, 2018);
•	IFRS 9, Financial Instruments (effective January 1, 2018); and
•	IFRS 16, Leases (effective January 1, 2019).

These changes are described in detail in the Corporation’s 2015 annual report.

4. CAPITAL AND OTHER COMPONENTS OF EQUITY

Authorized with no Par Value

Unlimited common shares
Unlimited preferred shares

Issued

At March 31, 2016, all issued shares are fully paid. The holders of common shares are entitled to receive dividends, if any are declared, and are entitled to one vote per share.

Accumulated other comprehensive income

Accumulated other comprehensive income is comprised of the unrealized gains/losses on cash flow hedges. The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

Normal Course Issuer Bid (“NCIB”)

On March 2, 2016, the Board of Directors of the Corporation approved a plan to repurchase the Corporation’s common shares. The TSX approved the Corporation's Notice of Intention to make a Normal Course Issuer Bid to repurchase up to 764,930 of its common shares (the "Repurchase"), representing approximately 5% of its 15,298,602 common shares issued and outstanding as of February 24, 2016.

The primary purpose of the Repurchase is for cancellation. Repurchases will be made from time-to-time at the Corporation’s' discretion, based on ongoing assessments of the Corporation’s capital needs, the market price of its common shares, general market conditions and other factors. Repurchases may be effected through the facilities of the TSX, the NASDAQ or other alternative trading systems in the United States and Canada.

In the three months ended March 31, 2016, the Company repurchased an aggregate of 33,800 common shares, at an aggregate purchase price of $270, resulting in a reduction to stated capital and contributed surplus of $132 and $138 respectively. In the three months ended March 31, 2015, the Company repurchased an aggregate of 89,297 common shares, at an aggregate purchase price of $868, resulting in a reduction to stated capital and contributed surplus of $351 and $517 respectively. All of these shares were repurchased for cancellation pursuant to private agreements between the Company and arm's-length third party sellers. These purchases were made under issuer bid exemption orders issued by the Ontario Securities Commission and are included in calculating the number of common shares that the Company may purchase pursuant to the NCIB.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

5. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	For the three month period
	ended March 31,
Thousands of US Dollars, except per share amounts	2016	2015
Net income available to common shareholders for basic and diluted earnings per share	$893	$1,715
Weighted average number of common shares outstanding – basic	15,298,688	15,666,589
Effect of dilutive securities – share-based payments	6,223	92,689
Weighted average number of common shares outstanding – diluted	15,304,911	15,759,278
Earnings per share - reported:
Basic	$0.06	$0.11
Diluted	$0.06	$0.11

a)	Basic earnings per share

Earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the year.

b)	Diluted earnings per share

Diluted earnings per share represents what the net income per share would be if instruments convertible into common shares had been converted at the beginning of the period, or at the time of issuance, if later. In determining diluted earnings per share, the average number of common shares outstanding is increased by the number of shares that would have been issued if all share options with an strike price below the average share price for the period had been exercised at the beginning of the period, or at the time of issuance, if later. The average number of common shares outstanding is also decreased by the number of common shares that could have been repurchased on the open market at the average share price for the year by using the proceeds from the exercise of share options. Share options with a strike price above the average share price for the period are not adjusted because including them would be anti-dilutive.

A total of 643,992 options that were out of the money for the three months ended March 31, 2016 (2015 – 643,790) were excluded from the diluted weighted average number of common shares calculation as their effect would have been anti-dilutive.

The average market value of the Corporation’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding during the three months ended March 31, 2016 and 2015, respectively.

6. SHARE-BASED PAYMENTS

As at March 31, 2016, the Corporation had two share-based compensation plans for its employees: a share option plan and a share unit plan.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

Share option plan

Under the share option plan, employees, directors and consultants are periodically granted share options to purchase common shares at prices not less than the market price of the common shares on the day prior to the date of grant. The options generally vest over a three-year period and expire at the end of five years from the grant date. Under the plan, share options can only be settled in equity.

	March 31, 2016	March 31, 2015
Options authorized by shareholders	2,250,000	2,250,000
Less: options exercised	(1,380,111)	(1,362,621)
Net options authorized	869,889	887,379
Less: options issued & outstanding	(731,737)	(796,627)
Options available to grant	138,152	90,752

The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model. The weighted average fair value of options granted during the three month period ended March 31, 2016 in Canadian dollars was $4.41 (2015: $3.84) . Expected volatility is generally determined by the amount the Corporation’s daily share price fluctuated over the expected life of the option. The fair value of options granted in the three months ended March 31, 2016 and 2015 were calculated using the following weighted assumptions:

	For the three month
	period ended March 31,
	2016	2015
Dividend yield	NIL	NIL
Risk free rate	0.56%	0.51%
Expected volatility	61.16%	40.39%
Expected life of options in years	4.20	4.20

A summary of the status of the Corporation’s share option plan as of March 31, 2016 and 2015, and changes during the three months ended on those dates is presented below.

	2016		2015
		Weighted		Weighted
		Average		Average
	Number of	Exercise Price	Number of	Exercise Price
	Options	(in CAD$)	Options	(in CAD$)
Balance at January 1	760,774	$15.59	547,289	$15.34
Granted	39,401	9.89	375,906	12.34
Exercised	-	-	(117,908)	5.71
Expired and forfeited	(68,438)	13.44	(8,660)	6.44
Balance at March 31	731,737	$15.49	796,627	$15.45
Exercisable at March 31	438,860	$16.17	287,664	$15.00

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

	Options outstanding			Options exercisable
			Weighted		Weighted
		Weighted average	average		average
		remaining	exercise	Number	exercise
Range of Exercise	Number	contractual life	price	of	price
Prices (in CAD$)	of options	(years)	(in CAD$)	options	(in CAD$)
$5.00 to $9.99	127,146	2.19	$9.78	87,745	$9.73
$10.00 to $14.99	354,957	3.93	$12.33	140,882	$12.30
$15.00 to $19.99	133,494	1.98	$15.97	132,714	$15.95
$20.00 and over	116,140	2.96	$30.84	77,519	$30.84
	731,737			438,860

Share unit plan

On March 7, 2012, the Corporation implemented an employee share unit plan, under which employees are periodically granted Restricted Share Units (“RSUs”) and/or Performance Share Units (“PSUs”). The RSUs vest either over a period of three years or in full on the third anniversary of the grant date. A total of 250,723 RSUs have been granted for the three months ended March 31, 2016 (2015 – 103,634 RSUs). As at March 31, 2016, 521,897 RSUs and nil PSUs were outstanding (2015 – 230,777 RSUs and 73,758 PSUs).

		Weighted Average Fair Value
	Number of RSUs	(in CAD$)
Balance at January 1, 2016	301,841	$15.38
Granted	250,723	$9.89
Vested	(23,801)	$16.05
Forfeited	(6,866)	$17.31
Balance at March 31, 2016	521,897	$12.69

	Number of RSUs and	Weighted Average Fair Value
	PSUs	(in CAD$)
Balance at January 1, 2015	228,035	$20.38
Granted	103,634	$12.34
Vested	(23,125)	$12.42
Forfeited	(4,009)	$23.18
Balance at March 31, 2015	304,535	$18.21

Included in the comparative period table above are 73,758 PSUs which were granted to certain employees in 2014 and were forfeited in December 2015.

The fair value of each RSU, determined at the date of grant using the volume weighted average trading price per share on the TSX during the immediately preceding five trading days, is recognized over the RSU’s vesting period and charged to profit or loss with a corresponding increase in contributed surplus.

Under the Share Unit Plan, share units can be settled in cash or shares at the Corporation’s discretion. The Corporation intends to settle all share units in equity at the end of the vesting period. To fulfill this obligation, the Corporation has appointed a trustee to administer the program and purchase shares from the open market on a periodic basis through a share purchase trust. As of March 31, 2016, 129,652 of the Corporation’s common shares were held in trust for this purpose.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

The Corporation accounts for the share-based awards granted under both plans in accordance with the fair value based method of accounting for equity settled share-based compensation arrangements per IFRS 2, Share-based Payment. The estimated fair value of the awards that are ultimately expected to vest is recorded over the vesting period as part of employment costs. The compensation cost for all share-based awards that has been charged against profit or loss and included in employment costs for the three month period ended March 31, 2016 is $668 (2015 - $501).

7. GUARANTEES AND COMMITMENTS

	Total	Year 1	(3)	Year 2	Year 3	Year 4	Year 5+
Operating leases(1)	$8,484	$1,146		$1,470	$1,412	$1,269	$3,187
Principal revenue(2)	608,963	119,695		193,261	160,107	135,900	-
	$617,447	$120,841		$194,731	$161,519	$137,169	$3,187

(1)	The Corporation is obligated under various non-cancellable operating leases for premises and equipment and service agreements for web hosting services.
(2)

For certain loyalty partners, the Corporation guarantees a minimum level purchase of points/miles, for each contract year, over the duration of the contract term between the Corporation and Loyalty Partner. Management evaluates each guarantee at each interim reporting date and at the end of each contract year, to determine if the guarantee will be met for that respective contract year.

(3)	The guarantees and commitments schedule is prepared on a rolling 12-month basis.

8. SUPPLEMENTAL CASH FLOW INFORMATION

For the three month period ended March 31,	2016	2015
Decrease in funds receivable from payment processors	$479	$2,431
(Increase) Decrease in accounts receivable	(3)	161
Increase in prepaid expenses and other assets	(1,379)	(690)
Decrease (increase) in other assets	30	(5)
Decrease in accounts payable and accrued liabilities	(1,490)	(2,213)
(Decrease) increase in other liabilities	(851)	663
(Decrease) increase in payable to loyalty program partners	(5,012)	7,604
Change in non-cash balances related to operations	$(8,226)	$7,951

9. OPERATING SEGMENT

The Corporation provides technology solutions to the loyalty program industry and is organized and managed as a single operating segment with its operating results reviewed by the Corporation's chief executive officer who is the chief operating decision maker.

Enterprise-wide disclosures - Geographic information

For the three month period ended March 31,	2016	2015

Revenue
United States	$64,190	$56,633
Europe	7,827	8,818
Canada and other	1,543	1,666
	$73,560	$67,117

Revenue
United States	87%	85%
Europe	11%	13%
Canada and other	2%	2%
	100%	100%

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

Revenue earned by the Corporation is generated from sales to loyalty program partners directly or from sales directly to members of loyalty programs with which the Corporation partners. Revenues by geographic region are shown above and are based on the country of residence of each of the Corporation’s loyalty partners. At March 31, 2016, substantially all of the Corporation's assets were in Canada.

Dependence on loyalty program partners

For the three month period ended March 31, 2016, there were three (2015 – four) loyalty program partners for which sales to their members individually represented more than 10% of the Corporation’s total revenue. In aggregate, sales to the members of these three partners represented 65% (2015 – 76%) of the Corporation’s total revenue.

10. FINANCIAL INSTRUMENTS

Determination of fair value

The fair values of funds receivable from payment processors, accounts receivable, accounts payable and accrued liabilities and payable to loyalty program partners, approximate their carrying values at March 31, 2016 due to their short-term maturities.

Fair value hierarchy

The Corporation has determined the estimated fair values of its financial instruments based on appropriate market inputs and valuation methodologies, as disclosed below. Considerable judgment is required to develop certain of these estimates. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of each class of financial instrument are discussed below.

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Quoted market prices for an identical asset or liability represent a Level 1 valuation. When quoted market prices are not available, the Corporation maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the use of significant unobservable inputs are considered Level 3. The fair value of financial assets and financial liabilities measured at fair value in the consolidated balance sheet as at March 31, 2016 and December 31, 2015 are as follows:

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

As at March 31, 2016	Carrying Value	Level 2	Level 3
Assets:
Foreign exchange contracts designated as cash flow hedges(i)	$356	$356	$-

Investment in China Rewards(ii)	5,000	-	5,000

Liabilities:
Foreign exchange contracts designated as cash flow hedges(i)	(52)	(52)	-
	$5,304	$304	$5,000

As at December 31, 2015	Carrying Value	Level 2	Level 3
Assets:
Foreign exchange contracts designated as cash flow hedges(i)	$20	$20	$-

Investment in China Rewards(ii)	5,000	-	5,000

Liabilities:
Foreign exchange contracts designated as cash flow hedges(i)	(845)	(845)	-
	$4,175	$(825)	$5,000

(i)

The carrying values of the Corporation’s forward contracts are included in prepaid expenses and other assets and current portion of other liabilities in the condensed consolidated interim statements of financial position.

(ii)

The valuation technique used by the Corporation for the Investment in China Rewards was a discounted cash flow approach. The carrying value of the Corporation’s Investment in China Rewards is included in long-term investment in the condensed consolidated interim statements of financial position.

There were no material financial instruments categorized in Level 1 as at March 31, 2016 and December 31, 2015 and there were no transfers of fair value measurement between Levels 2 and 3 of the fair value hierarchy in the respective periods. There were no gains or losses recognized in comprehensive income as a result of financial instruments categorized in Level 3 during the three months ended March 31, 2016.

11. RELATED PARTIES

Transactions

Certain members of the Board of Directors, or their related parties, hold positions in other companies that result in them having control or significant influence over those companies. One of these companies transacted with the Corporation during the year. The terms and conditions of these transactions are consistent with those conducted with third parties at arm’s length. The amounts owing are unsecured, interest-free and due for payment under normal payment terms from the date of the transaction.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

The following table summarizes related party activity:

In thousands of Canadian dollars	Transaction values for the three months ended March 31,
	2016	2015
Marketing expenses	$22	$25
Technology services expenses	$3	$-

The Corporation has an investment in China Rewards which allows it to elect one member of the Board of Directors. As at March 31, 2016, the Corporation had a receivable of $93 from China Rewards (December 31, 2015: $93). The transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

12. CREDIT FACILITIES

On July 2, 2015, the Corporation entered into a bank credit facility agreement with Royal Bank of Canada, in which the following two credit facilities are available to the Corporation as of March 31, 2016:

•	Revolving term facility (“Facility #1”) of $6,000 available until July 2, 2016. The interest rate charged on borrowings from Facility #1 ranges from 0.35% to 0.75% per annum over the bank base rate.

•

Term loan facility (“Facility #2”) of $7,500 to be utlitized solely for the purposes of financing the cash consideration relating to acquisitions made by the Corporation. This facility is available until July 2, 2016. The interest rate charged on borrowings from Facility #2 ranges from 0.40% to 0.80% per annum over the bank base rate.

There have been no borrowings to date under these facilities. The term loan facility of $7,000 to be utilized solely for the purposes of repurchasing the Coropration’s common shares expired on March 8, 2016 and was not renewed. The Corporation is required to comply with certain financial and non-financial covenants under the agreement. The Corporation is in compliance with all applicable covenants on its facilities during the three month period ended March 31, 2016.

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